Exhibit 12.1
Statement Regarding Computation of
Ratio of Earnings to Fixed Charges
(dollar amounts in thousands)

	Six Months Ended
	June 30,		For the Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000

Earnings from continuing operations before income taxes	$306,973	$269,854	$543,622	$366,465	$259,759	$250,483	$714,816

Add Fixed Charges:

Interest Expense	$35,377	$33,290	$68,014	$68,264	$69,899	$90,874	$96,924

Rent Expense (Interest Portion)	7,544	7,212	14,425	14,133	13,950	12,699	10,781

Total Fixed Charges	42,921	40,502	82,439	82,397	83,849	103,573	107,705

Earnings as Adjusted	$349,894	$310,356	$626,061	$448,862	$343,608	$354,056	$822,521

Ratio of Earnings to Fixed Charges	8.15	7.66	7.59	5.45	4.10	3.42	7.64

The earnings to fixed charges ratio is calculated by dividing earnings available for fixed charges for each period by fixed charges for that period. Earnings available for fixed charges is calculated by adding pre-tax income from continuing operations and fixed charges. Fixed charges are the sum of interest expense, including the amount amortized for debt financing costs, and an estimate of the amount of interest within the Company’s rental expense. The ratios presented reflect the results of continuing operations as of June 30, 2005.